SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number: 1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025	10

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2018.

San Antonio, Texas
June 22, 2026

AT&T Savings and Security Plan
Statements of Net Assets Available For Benefits
As of December 31, 2025 and 2024
(Dollars in Thousands)

	December 31,
	2025	2024
ASSETS
Investments at fair value (See Notes 3 and 4)	$2,121,650	$1,952,204
Fully benefit-responsive investment contracts at contract value (See Note 4)	236,461	256,556
Total Investments	2,358,111	2,208,760

Notes receivable from participants	52,283	56,293
Dividends and interest receivable	396	554
Total Receivables	52,679	56,847

Total Assets	2,410,790	2,265,607

LIABILITIES
Administrative expenses payable	1,022	1,045
Total Liabilities	1,022	1,045

Net Assets Available for Benefits	$2,409,768	$2,264,562

See Notes to Financial Statements.

AT&T Savings and Security Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2025
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2024	$2,264,562
Changes in Net Assets:
Contributions:
Participant contributions	47,035
Employer contributions	20,053
Rollover contributions	21,219
88,307

Investment Income:
Net appreciation in fair value of investments	298,589
Dividends	16,018
Interest	6,280
320,887

Interest income on notes receivable from participants	4,674

Distributions	(267,024)
Administrative expenses	(1,638)

Net Increase	$145,206

Net Assets Available for Benefits, December 31, 2025	$2,409,768

See Notes to Financial Statements.

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save on a regular and long-term basis.

The majority of eligible employees are represented by the Communications Workers of America who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.

During 2025 and 2024, participants could invest their contributions in one or more of the available funds in five dollar increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund
• AT&T Age-Based Asset Allocation Funds (based on retirement date)
Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2025, Plan participants elected to receive $3,000 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the Plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the Plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
(and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2025 and 2024.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025:

	Plan Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$12	$—	$—	$12
AT&T common stock	335,396	—	—	335,396
Mutual funds	10,367	—	—	10,367
Total assets in fair value hierarchy	$345,775	$—	$—	$345,775

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				722,014
Mid and small cap U.S. stock index fund[2]				317,674
Bond index fund[3]				192,179
International stock index fund[4]				230,209
Global equity fund[5]				233,944
Asset allocation funds[6]				79,855
Total investments at fair value				$2,121,650

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on this investment.
5    This category includes a common/collective trust fund with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the MSCI EAFE Index. There are currently no redemption restrictions on these investments.
6    This category includes 14 common/collective trust funds also known as Age-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the underlying investments over time to correspond with various retirement years. There are currently no redemption restrictions on these investments.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

	Plan Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
AT&T common stock	$325,051	$—	$—	$325,051
Mutual funds	8,873	—	—	8,873
Total assets in fair value hierarchy	$333,924	$—	$—	$333,924

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				670,371
Mid and small cap U.S. stock index fund[2]				317,884
Bond index fund[3]				178,264
International stock index fund[4]				190,031
Global equity fund[5]				204,687
Asset allocation funds[6]				57,043
Total investments at fair value				$1,952,204

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the MSCI EAFE Index. There are currently no redemption restrictions on these investments.
6    This category includes 14 common/collective trust funds also known as Age-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the underlying investments over time to correspond with various retirement years. There are currently no redemption restrictions on these investments.

NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Interest Bearing Cash

At December 31, 2025 and 2024, the Plan held approximately $2,699 and $2,529, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk

Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as related party transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan held 13,502,268 and 14,275,427 shares of the Company’s common stock in the AT&T Shares Fund as of December 31, 2025 and 2024, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $12,578 for the year ended December 31, 2025.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there were no uncertain positions taken or expected to be taken. The Plan has

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2025	2024
Net Assets Available for Benefits per the financial statements	$2,409,768	$2,264,562
Distributions payable to participants	(1,125)	(352)

Net Assets Available for Benefits per the Form 5500	$2,408,643	$2,264,210

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2025:

2025
Distributions to participants per the financial statements	$267,024
Distributions payable to participants at December 31, 2024	(352)
Distributions payable to participants at December 31, 2025	1,125

Distributions to participants per the Form 5500	$267,797

NOTE 8. SUBSEQUENT EVENTS

As part of collective bargaining agreements ratified during 2025, certain bargained employees (representing approximately 60% of current plan participants) no longer participate in the AT&T Savings and Security Plan but instead participate in the AT&T Retirement Savings Plan effective January 1, 2026. The participant balances and assets held by these bargained employees, totaling approximately $1,300,000, were transferred from the AT&T Savings and Security Plan into the AT&T Retirement Savings Plan on January 28, 2026.

As part of collective bargaining agreements ratified during 2026, the remaining bargained employees participating in the AT&T Savings and Security Plan will instead participate in the AT&T Retirement Savings Plan effective on October 1, 2026. Subsequent to the effective date the remaining participant balances and assets held by these bargained employees will be transferred from the AT&T Savings and Security Plan into the AT&T Retirement Savings Plan.

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
Interest-Bearing Investments
* BNY MELLON CASH RESERVE			11,735	$12

Common Stocks
* AT&T INC			13,502,268	335,396

Mutual Funds or Exchange-Traded Funds
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND			10,366,806	10,367

Asset Allocation Funds
* ASSP RET FUND			228,102	4,314
* ASSP FUND- 2010			127,661	3,028
* ASSP FUND- 2015			123,512	3,157
* ASSP FUND- 2020			142,050	3,790
* ASSP FUND- 2025			263,471	7,728
* ASSP FUND- 2030			694,517	21,468
* ASSP FUND- 2035			529,277	18,609
* ASSP FUND- 2040			341,040	12,847
* ASSP FUND- 2045			68,023	2,632
* ASSP FUND- 2050			31,498	1,200
* ASSP FUND- 2055			9,306	379
* ASSP FUND- 2060			16,413	443
* ASSP FUND- 2065			12,418	168
* ATT SBC 2070 RET FD			7,895	92
Total Asset Allocation Funds				79,855

Large Cap U.S. Stock Index Fund
* BLACKROCK EQUITY INDEX FUND F			4,938,911	722,014

Mid and Small Cap U.S. Stock Index Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND F			2,340,029	317,674

Bond Index Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F			5,680,369	192,179

International Stock Index Fund
* BLACKROCK EAFE EQUITY INDEX FUND F			3,010,809	230,209

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F			4,349,645	233,944

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
Interest Income Fund
BANK OF MONTREAL	5.30%	6/5/2026		$729
ROYAL BANK OF CANADA	1.40%	11/2/2026		612
TORONTO-DOMINION BANK/THE	4.11%	6/8/2027		301
TORONTO-DOMINION BANK/THE	4.99%	4/5/2029		1,004
CANADIAN IMPERIAL BANK OF COMM	4.86%	3/30/2029		722
AB BSL CLO 6 LTD 6A A 144A	5.31%	7/20/2037		552
ATLAS SENIOR LOAN 18A A1R 144A	4.99%	1/18/2035		849
BAIN CAPITAL CRED 3A A1RR 144A	5.07%	10/23/2034		600
BAIN CAPITAL CREDIT 3A A1 144A	5.37%	7/16/2037		501
CIFC FUNDING 2018- 3A A1R 144A	5.35%	10/18/2038		622
DRYDEN 80 CLO LTD 80A ARR 144A	4.83%	1/17/2033		835
DRYDEN 76 CLO LT 76A A1R2 144A	5.27%	10/15/2037		1,303
ELMWOOD CLO 26 LTD 1A A1 144A	5.38%	4/18/2037		601
GOLUB CAPITAL PART 53A AR 144A	4.86%	7/20/2034		500
NASSAU 2018-II LTD IIA A 144A	5.45%	10/15/2031		54
TIKEHAU US CLO I LT 1A A1 144A	5.37%	1/18/2035		750
TRESTLES CLO VII LT 7A A1 144A	5.24%	10/25/2037		501
TRINITAS CLO XXX L 30A A1 144A	5.23%	10/23/2037		301
ZAIS CLO 18 LTD 18A A1R 144A	5.18%	10/25/2037		600
DANSKE BANK A/S 144A	5.43%	3/1/2028		556
NORDEA BANK ABP 144A	1.50%	9/30/2026		228
SUMITOMO MITSUI FINANCIAL GROU	3.04%	7/16/2029		1,345
ING GROEP NV	3.95%	3/29/2027		460
WESTPAC NEW ZEALAND LTD 144A	4.90%	2/15/2028		224
PFIZER INVESTMENT ENTERPRISES	4.45%	5/19/2028		715
UBS AG/STAMFORD CT	1.25%	8/7/2026		640
UBS GROUP AG 144A	1.36%	1/30/2027		549
CSL FINANCE PLC 144A	3.85%	4/27/2027		75
RIO TINTO FINANCE USA PLC	4.88%	3/14/2030		715
NATWEST GROUP PLC	4.89%	5/18/2029		966
ALPHABET INC	4.10%	11/15/2030		527
AMERICAN EXPRESS CREDIT AC 1 A	4.87%	5/15/2028		301
AMPHENOL CORP	3.90%	11/15/2028		150
BA CREDIT CARD TRUST A2 A2	4.98%	11/15/2028		404
BANK5 2025-5YR17 5YR17 A3	5.23%	11/15/2058		361
BANK5 2025-5YR14 5YR14 A3	5.65%	4/15/2058		366
BANK5 2024-5YR9 5YR9 A3	5.61%	8/15/2057		312
BANK5 2024-5YR11 5YR11 A3	5.89%	11/15/2057		263
BARCLAYS DRYROCK ISSUANCE 1 A	4.72%	2/15/2029		601
BARCLAYS DRYROCK ISSUANCE 1 A	3.97%	7/15/2031		401
BENCHMARK 2021-B28 MOR B28 ASB	1.98%	8/15/2054		188
BP CAPITAL MARKETS AMERICA INC	4.70%	4/10/2029		638

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
COMM 2024-277P MOR 277P A 144A	6.34%	8/10/2044		$316
CAPITAL ONE MULTI-ASSET E A2 A	4.02%	9/15/2032		400
CHASE AUTO OWNER TR 4A A3 144A	4.94%	7/25/2029		581
CITIBANK NA	5.80%	9/29/2028		650
JOHN DEERE CAPITAL CORP	4.50%	1/16/2029		966
ECOLAB INC	1.65%	2/1/2027		318
EQUITABLE FINANCIAL LIFE 144A	5.00%	3/27/2030		823
EXETER AUTOMOBILE RECEIV 1A A2	4.70%	9/15/2027		18
META PLATFORMS INC	4.20%	11/15/2030		226
FHLMC POOL #A6-4440	6.00%	8/1/2037		1
FHLMC POOL #A6-3809	6.00%	8/1/2037		1
FHLMC POOL #A6-4142	6.00%	8/1/2037		1
FHLMC POOL #A6-5652	6.00%	9/1/2037		1
FHLMC POOL #A6-8998	6.00%	11/1/2037		1
FHLMC POOL #A6-9830	6.00%	12/1/2037		1
FHLMC POOL #A6-9654	6.00%	12/1/2037		1
FHLMC POOL #A7-6472	6.00%	4/1/2038		1
FHLMC POOL #G0-3330	6.00%	9/1/2037		1
FHLMC POOL #G0-3349	6.00%	10/1/2037		1
FHLMC POOL #G0-3551	6.00%	11/1/2037		4
FHLMC POOL #G0-3581	6.00%	11/1/2037		2
FHLMC POOL #G0-3616	6.00%	12/1/2037		1
FHLMC POOL #G0-3646	6.00%	1/1/2038		1
FHLMC POOL #G0-3698	6.00%	12/1/2037		1
FHLMC POOL #G0-3721	6.00%	12/1/2037		1
FHLMC POOL #G0-3776	6.00%	1/1/2038		2
FHLMC POOL #G0-3781	6.00%	1/1/2038		1
FHLMC POOL #G0-3941	6.00%	2/1/2038		2
FHLMC POOL #G0-4230	6.00%	4/1/2038		1
FHLMC POOL #G0-4411	6.00%	6/1/2038		3
FHLMC POOL #G0-4576	6.00%	9/1/2038		2
FHLMC POOL #G0-4607	6.00%	9/1/2038		1
FHLMC POOL #G0-4645	6.00%	7/1/2038		2
FHLMC POOL #G0-4713	6.00%	10/1/2038		1
FHLMC POOL #G0-4765	6.00%	9/1/2038		2
FHLMC POOL #G0-5369	6.00%	3/1/2039		1
FHLMC POOL #G0-6789	6.00%	5/1/2040		1
FHLMC POOL #G0-6066	6.00%	5/1/2040		2
FHLMC POOL #G0-6249	6.00%	5/1/2040		1
FHLMC POOL #G0-6954	6.00%	5/1/2040		2
FHLMC POOL #G0-7222	6.00%	4/1/2040		2
FHLMC POOL #A8-1068	6.00%	8/1/2038		1
FHLMC POOL #C0-3475	6.00%	4/1/2040		1

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
FHLMC POOL #C0-3325	6.00%	2/1/2039		$1
FHLMC POOL #A8-5741	6.00%	4/1/2039		1
FHLMC POOL #SD-4967	5.50%	2/1/2054		1,750
FHLMC POOL #V8-0804	6.00%	1/1/2039		3
FNMA GTD REMIC P/T 13-13 MA	4.00%	1/25/2043		99
FNMA GTD REMIC P/T 15-92 PA	2.50%	12/25/2041		45
FNMA GTD REMIC P/T 16-11 GA	2.50%	3/25/2046		234
FNMA GTD REMIC P/T 16-43 MA	3.00%	10/25/2045		183
FNMA GTD REMIC P/T 17-86 PA	3.00%	6/25/2045		172
FHLMC MULTICLASS MTG 4189 PA	3.50%	11/15/2042		58
FHLMC MULTICLASS MTG 4585 DA	3.00%	6/15/2045		181
FHLMC MULTICLASS MTG 4594 PA	3.00%	11/15/2044		124
FHLMC MULTICLASS MTG 4604 HA	2.50%	5/15/2045		128
FHLMC MULTICLASS MTG 4874 AT	3.00%	9/15/2048		90
FNMA POOL #0555678	5.00%	8/1/2033		176
FNMA POOL #0725228	6.00%	3/1/2034		122
FNMA POOL #0735676	5.00%	7/1/2035		61
FNMA POOL #0BF0198	4.00%	11/1/2040		166
FNMA POOL #0AB0130	5.00%	5/1/2038		18
FORD CREDIT AUTO LEASE TR A A3	4.72%	6/15/2028		479
GNMA II POOL #0MA5332	5.00%	7/20/2048		347
GNMA II POOL #0MA5530	5.00%	10/20/2048		186
GNMA II POOL #0MA5596	4.50%	11/20/2048		24
GNMA II POOL #0MA5711	4.50%	1/20/2049		13
GNMA II POOL #0MA5764	4.50%	2/20/2049		52
GNMA II POOL #0MA5818	4.50%	3/20/2049		70
GNMA II POOL #0MA5819	5.00%	3/20/2049		16
GNMA II POOL #0MA5877	4.50%	4/20/2049		103
GNMA II POOL #0MA5987	4.50%	6/20/2049		36
GNMA II POOL #0MA5988	5.00%	6/20/2049		490
GM FINANCIAL AUTOMOBILE L 1 A3	5.09%	3/22/2027		246
GM FINANCIAL CONSUMER AUT 1 A3	4.62%	12/17/2029		556
HOME DEPOT INC/THE	2.95%	6/15/2029		993
M&T BANK AUTO RECE 1A A2A 144A	4.63%	5/15/2028		465
MARS INC 144A	4.55%	4/20/2028		658
MARS INC 144A	4.80%	3/1/2030		950
MERCEDES-BENZ FINANCE NOR 144A	5.20%	8/3/2026		760
MERCEDES-BENZ AUTO LEASE A A3	5.32%	1/18/2028		581
METROPOLITAN LIFE GLOBAL 144A	4.85%	1/8/2029		1,296
NESTLE CAPITAL CORP 144A	4.75%	3/12/2031		641
PACIFIC LIFE GLOBAL FUNDI 144A	1.38%	4/14/2026		472
PHILIP MORRIS INTERNATIONAL IN	4.88%	2/13/2029		640
ROCK TRUST 2024-CN CNTR A 144A	5.39%	11/13/2041		514

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
REALTY INCOME CORP	3.40%	1/15/2028		$643
RELIANCE STANDARD LIFE GL 144A	1.51%	9/28/2026		197
SANTANDER DRIVE AUTO RECE 3 A3	5.63%	1/16/2029		318
SANTANDER DRIVE AUTO RECE 1 A3	4.74%	1/16/2029		276
SFS AUTO RECEIVABLE 1A A2 144A	4.65%	5/22/2028		235
U S TREASURY NOTE	3.50%	4/30/2030		1,669
U S TREASURY NOTE	4.13%	7/31/2028		2,802
U S TREASURY NOTE	4.38%	8/31/2028		6,057
U S TREASURY NOTE	4.88%	10/31/2028		6,453
U S TREASURY NOTE	4.25%	2/28/2029		3,827
U S TREASURY NOTE	4.63%	4/30/2029		2,881
U S TREASURY NOTE	4.50%	5/31/2029		2,059
U S TREASURY NOTE	4.00%	7/31/2029		2,382
U S TREASURY NOTE	3.63%	8/31/2029		3,141
U S TREASURY NOTE	4.13%	10/31/2029		5,944
U S TREASURY NOTE	4.13%	11/30/2029		7,319
U S TREASURY NOTE	4.25%	8/15/2035		283
U S TREASURY NOTE	3.50%	12/15/2028		799
WF CARD ISSUANCE TRUST A2 A	4.29%	10/15/2029		429
BFLD COMMERCIAL MO 660F A 144A	5.25%	11/15/2042		301
BX TRUST 2025-ROIC ROIC A 144A	4.89%	3/15/2030		398
BANK OF AMERICA CORP	3.97%	2/7/2030		2,108
BANK OF AMERICA CORP	5.82%	9/15/2029		480
BANK OF AMERICA CORP	5.16%	1/24/2031		279
* BANK OF NEW YORK MELLON CORP/T	4.95%	4/26/2027		461
BENCHMARK 2024-V7 MORTGA V7 A3	6.23%	5/15/2056		238
BENCHMARK 2024-V11 MORT V11 A3	5.91%	11/15/2057		473
CITIGROUP INC	3.67%	7/24/2028		147
CITIGROUP INC	3.52%	10/27/2028		122
CITIGROUP INC	4.54%	9/19/2030		282
FHLMC POOL #2B-0069	6.75%	12/1/2041		15
FHLMC POOL #78-8657	6.38%	9/1/2031		2
FHLMC POOL #84-9008	6.62%	6/1/2042		20
FHLMC POOL #84-9539	6.33%	11/1/2044		11
FHLMC POOL #84-9727	6.33%	5/1/2045		76
FHLMC POOL #2B-6264	6.29%	6/1/2047		30
FNMA POOL #0AK5677	6.29%	2/1/2042		6
FNMA POOL #0AL1674	6.55%	5/1/2042		4
FNMA POOL #0AL2492	6.40%	10/1/2042		19
FNMA GTD REMIC P/T 03-W10 2A	3.96%	6/25/2043		41
FNMA GTD REMIC P/T 04-T4 A9	5.45%	8/25/2034		2
FNMA POOL #0686026	6.47%	4/1/2033		3
FNMA POOL #0756359	6.05%	12/1/2033		16

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
FNMA POOL #0BM1523	6.28%	7/1/2047		$60
HUDSON YARDS 2025- SPRL A 144A	5.47%	1/13/2040		363
JPMORGAN CHASE & CO	5.30%	7/24/2029		773
JPMORGAN CHASE & CO	5.58%	4/22/2030		1,497
JPMORGAN CHASE & CO	4.60%	10/22/2030		284
KRE COMMERCIAL MOR AIP4 A 144A	5.05%	3/15/2042		300
MORGAN STANLEY	4.65%	10/18/2030		284
MORGAN STANLEY	4.99%	4/12/2029		1,145
PNC FINANCIAL SERVICES GROUP I	5.58%	6/12/2029		1,297
WELLS FARGO & CO	5.57%	7/25/2029		1,010
U S TREASURY BD CPN STRIP	—%	8/15/2033		285
U S TREASURY BD CPN STRIP	—%	8/15/2034		967
U S TREASURY BD CPN STRIP	—%	11/15/2031		310
U S TREASURY BD CPN STRIP	—%	5/15/2032		651
U S TREASURY BD CPN STRIP	—%	8/15/2029		2,163
U S TREASURY BD CPN STRIP	—%	11/15/2029		1,387
U S TREASURY BD CPN STRIP	—%	8/15/2030		327
MACQUARIE GROUP LTD 144A	1.34%	1/12/2027		150
RAD CLO 25 LTD 25A A1 144A	6.78%	7/20/2037		476
TORONTO-DOMINION BANK/THE	4.46%	6/8/2032		250
BAIN CAPITAL CRED 3A A1RR 144A	5.07%	10/23/2034		750
CIFC FUNDING 2018- 3A A1R 144A	5.35%	10/18/2038		622
CARLYLE US CLO 202 8A A1R 144A	5.25%	10/15/2038		601
CARVAL CLO XI C LTD 3A A1 144A	5.27%	10/20/2037		301
CIFC FUNDING 2019 4A A1R2 144A	5.20%	7/15/2038		376
MAGNETITE XLIV LTD 44A A1 144A	5.25%	10/15/2037		526
NASSAU 2018-II LTD IIA A 144A	5.45%	10/15/2031		54
OCP CLO 2025-45 LTD 45A A 144A	5.10%	10/15/2038		676
PARK BLUE CLO 2024- 5A A1 144A	5.34%	7/25/2037		251
PIKES PEAK CLO 5 5A A1R 144A	5.28%	10/20/2037		326
POLUS US CLO II LTD 2A A1 144A	5.40%	7/20/2038		502
SYMPHONY CLO 36 LT 52A AR 144A	0.01%	1/20/2036		400
WONDER LAKE PARK CLO 1A A 144A	5.61%	7/24/2038		853
TOTALENERGIES CAPITAL INTERNAT	2.83%	1/10/2030		431
BNP PARIBAS SA 144A	1.32%	1/13/2027		275
MITSUBISHI UFJ FINANCIAL GROUP	3.85%	3/1/2026		400
EQUINOR ASA	2.38%	5/22/2030		116
UBS GROUP AG 144A	2.75%	2/11/2033		180
UBS GROUP AG 144A	5.58%	5/9/2036		240
CSL FINANCE PLC 144A	3.85%	4/27/2027		25
CSL FINANCE PLC 144A	4.25%	4/27/2032		123
PRUDENTIAL FUNDING ASIA PLC	3.13%	4/14/2030		72
COREBRIDGE GLOBAL FUNDING 144A	4.85%	6/6/2030		623

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
ADOBE INC	2.15%	2/1/2027		$197
AIR PRODUCTS AND CHEMICALS INC	1.85%	5/15/2027		122
AIR PRODUCTS AND CHEMICALS INC	2.05%	5/15/2030		69
COMMIT TO PUR FNMA SF MTG	2.00%	1/1/2056		2,428
COMMIT TO PUR FNMA SF MTG	2.50%	1/1/2056		(1,694)
COMMIT TO PUR FNMA SF MTG	3.00%	1/1/2056		(1,773)
COMMIT TO PUR FNMA SF MTG	3.50%	1/1/2056		(1,852)
COMMIT TO PUR FNMA SF MTG	5.00%	1/1/2056		2,995
COMMIT TO PUR FNMA SF MTG	5.50%	1/1/2056		5,073
COMMIT TO PUR FNMA SF MTG	6.00%	1/1/2056		1,027
AMAZON.COM INC	3.15%	8/22/2027		670
AMERICAN EXPRESS CREDIT AC 3 A	4.51%	4/15/2032		358
APPLE INC	2.45%	8/4/2026		893
APPLIED MATERIALS INC	1.75%	6/1/2030		204
ARCHER-DANIELS-MIDLAND CO	3.25%	3/27/2030		73
ARCHER-DANIELS-MIDLAND CO	2.90%	3/1/2032		138
BBCMS MORTGAGE TRUST 2 5C25 A3	5.95%	3/15/2057		105
BMO 2024-C9 MORTGAGE TRU C9 A5	5.76%	7/15/2057		186
BAKER HUGHES HOLDINGS LLC / BA	3.34%	12/15/2027		307
BANK OF AMERICA CORP	3.25%	10/21/2027		396
BANK 2019-BNK21 BN21 A5	2.85%	10/17/2052		711
BANK 2020-BNK29 BN29 A4	2.00%	11/15/2053		310
BANK 2020-BNK30 BN30 A4	1.93%	12/15/2053		177
BANK5 2024-5YR8 5YR8 A3	5.88%	8/15/2057		131
BANK5 2024-5YR10 5YR10 A3	5.30%	10/15/2057		155
BANK5 2025-5YR14 5YR14 A3	5.65%	4/15/2058		445
BANK5 2024-5YR9 5YR9 A3	5.61%	8/15/2057		312
BARCLAYS DRYROCK ISSUANCE 1 A	3.97%	7/15/2031		251
BBCMS MORTGAGE TRUST 2 5C34 A3	5.66%	5/15/2058		314
BENCHMARK 2021-B31 MORT B31 A5	2.67%	12/15/2054		224
BP CAPITAL MARKETS AMERICA INC	4.23%	11/6/2028		176
BRISTOL-MYERS SQUIBB CO	2.95%	3/15/2032		93
CAMDEN PROPERTY TRUST	2.80%	5/15/2030		212
CISCO SYSTEMS INC	5.05%	2/26/2034		64
CITIGROUP INC	3.40%	5/1/2026		799
COLGATE-PALMOLIVE CO	3.25%	8/15/2032		189
COMCAST CORP	3.30%	2/1/2027		27
COMCAST CORP	3.15%	2/15/2028		49
COMCAST CORP	4.15%	10/15/2028		377
COMCAST CORP	2.65%	2/1/2030		378
COMMIT TO PUR GNMA II JUMBOS	2.00%	1/20/2056		829
COMMIT TO PUR GNMA II JUMBOS	2.50%	1/20/2056		1,729
COMMIT TO PUR GNMA II JUMBOS	3.00%	1/20/2056		(900)

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
COMMIT TO PUR GNMA II JUMBOS	4.00%	1/20/2056		$(1,890)
COMMIT TO PUR GNMA II JUMBOS	4.50%	1/20/2056		(2,926)
COMMIT TO PUR GNMA II JUMBOS	5.50%	1/20/2056		3,030
COMMIT TO PUR GNMA II JUMBOS	6.00%	1/20/2056		2,039
COSTCO WHOLESALE CORP	1.38%	6/20/2027		218
DEERE & CO	3.10%	4/15/2030		145
JOHN DEERE CAPITAL CORP	1.75%	3/9/2027		220
WALT DISNEY CO/THE	3.80%	3/22/2030		149
DUKE ENERGY CAROLINAS LLC	3.95%	11/15/2028		201
EAST OHIO GAS CO/THE 144A	2.00%	6/15/2030		68
EXETER AUTOMOBILE RECEIV 3A A3	4.78%	7/16/2029		201
EXETER AUTOMOBILE RECEIV 1A A2	4.70%	9/15/2027		18
META PLATFORMS INC	3.50%	8/15/2027		424
META PLATFORMS INC	4.20%	11/15/2030		251
FHLMC POOL #G0-8079	5.00%	9/1/2035		50
FHLMC POOL #SD-0294	4.50%	3/1/2050		671
FHLMC POOL #SD-0295	3.00%	2/1/2049		645
FHLMC POOL #SD-0296	4.00%	3/1/2050		983
FHLMC POOL #SD-7531	3.00%	12/1/2050		463
FHLMC POOL #SD-7540	2.50%	5/1/2051		1,299
FHLMC POOL #SD-7563	4.50%	5/1/2053		784
FHLMC POOL #SD-7571	6.50%	6/1/2054		851
FHLMC POOL #SD-8146	2.00%	5/1/2051		673
FHLMC POOL #Q0-4439	3.50%	11/1/2041		10
FHLMC POOL #U9-0065	3.50%	8/1/2042		54
FHLMC POOL #U9-5026	3.50%	7/1/2042		47
FHLMC POOL #G6-7700	3.50%	8/1/2046		493
FHLMC POOL #G6-7713	4.00%	6/1/2048		531
FHLMC POOL #RA-1411	3.00%	9/1/2049		418
FHLMC POOL #RA-5276	2.50%	5/1/2051		1,915
FHLMC POOL #RA-5801	2.50%	9/1/2051		600
FHLMC POOL #RA-5853	2.50%	9/1/2051		595
FHLMC POOL #RA-8213	6.00%	11/1/2052		272
FHLMC POOL #RA-8417	6.00%	1/1/2053		749
FNMA GTD REMIC P/T 13-13 MA	4.00%	1/25/2043		75
FNMA GTD REMIC P/T 15-92 PA	2.50%	12/25/2041		49
FNMA GTD REMIC P/T 16-M7 A2	2.50%	9/25/2026		268
FNMA GTD REMIC P/T 16-43 MA	3.00%	10/25/2045		247
FHLMC MULTICLASS MTG 4570 PA	3.00%	3/15/2044		150
FHLMC MULTICLASS MTG 4585 DA	3.00%	6/15/2045		290
FHLMC MULTICLASS MTG 4594 PA	3.00%	11/15/2044		137
FHLMC MULTICLASS MTG 4604 HA	2.50%	5/15/2045		143
FHLMC MULTICLASS MTG K127 A2	2.11%	1/25/2031		752

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
FNMA POOL #0AI8618	4.00%	12/1/2041		$102
FNMA POOL #0AJ3107	4.00%	1/1/2042		68
FNMA POOL #0AJ4050	4.00%	10/1/2041		73
FNMA POOL #0AL7232	3.50%	9/1/2045		140
FNMA POOL #0AL7495	3.50%	10/1/2045		96
FNMA POOL #0AL7910	3.50%	2/1/2045		193
FNMA POOL #0AL7951	3.50%	1/1/2046		104
FNMA POOL #0AQ0817	3.50%	12/1/2042		352
FNMA POOL #0AR8305	3.50%	5/1/2043		519
FNMA POOL #0AS6188	3.50%	11/1/2045		134
FNMA POOL #0AT8390	3.50%	6/1/2043		506
FNMA POOL #0AX3358	3.50%	11/1/2045		4
FNMA POOL #0AX6373	3.50%	2/1/2045		4
FNMA POOL #0AX7714	3.50%	2/1/2045		4
FNMA POOL #0AY2930	3.50%	4/1/2045		2
FNMA POOL #0AY4450	3.50%	2/1/2045		5
FNMA POOL #0AY4203	3.50%	5/1/2045		24
FNMA POOL #0AY4781	3.50%	3/1/2045		3
FNMA POOL #0AY6303	3.50%	2/1/2045		14
FNMA POOL #0AZ0054	3.50%	7/1/2045		2
FNMA POOL #0AZ1223	3.50%	6/1/2045		7
FNMA POOL #0AZ1367	3.50%	5/1/2045		2
FNMA POOL #0AZ2604	3.50%	8/1/2045		2
FNMA POOL #0AZ2619	3.50%	8/1/2045		2
FNMA POOL #0AZ2637	3.50%	9/1/2045		6
FNMA POOL #0AZ2665	3.50%	10/1/2045		8
FNMA POOL #0AZ2709	3.50%	6/1/2045		2
FNMA POOL #0AZ5196	3.50%	8/1/2045		2
FNMA GTD REMIC P/T 04-W1 2A2	7.00%	12/25/2033		76
FNMA POOL #0AZ8683	3.50%	1/1/2046		4
FNMA POOL #0BA3553	3.50%	11/1/2045		3
FNMA POOL #0BA2899	3.50%	11/1/2045		11
FNMA POOL #0BA2978	3.50%	11/1/2045		1
FNMA POOL #0BA3084	3.50%	12/1/2045		3
FNMA POOL #0BA5324	3.50%	11/1/2045		5
FNMA POOL #0BA4700	3.50%	11/1/2045		3
FNMA POOL #0BC3481	3.50%	2/1/2046		4
FNMA POOL #0BM4343	4.50%	5/1/2048		657
FNMA POOL #0BM5538	5.00%	11/1/2048		325
FNMA POOL #0CA2156	4.00%	8/1/2048		128
FNMA POOL #0CA4756	3.00%	12/1/2049		436
FNMA POOL #0CA6415	3.00%	7/1/2050		1,305
FNMA POOL #0CA6988	2.50%	9/1/2050		1,263

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
FNMA POOL #0CB6080	5.50%	4/1/2053		$760
FNMA POOL #0FM1389	4.50%	6/1/2049		368
FNMA POOL #0FM8691	2.50%	9/1/2051		616
FNMA POOL #0FS1202	3.00%	9/1/2050		1,896
FNMA POOL #0AB2775	4.50%	4/1/2041		93
FNMA POOL #0MA0878	4.00%	10/1/2031		74
FNMA POOL #0MA4465	2.00%	10/1/2051		252
FNMA POOL #0MA4158	2.00%	10/1/2050		1,363
FNMA POOL #0MA4182	2.00%	11/1/2050		1,362
FIFTH THIRD BANK NA	2.25%	2/1/2027		418
GNMA II POOL #0MA1601	4.00%	1/20/2044		366
GNMA II POOL #0MA2679	4.00%	3/20/2045		554
GNMA II POOL #0MA2149	4.00%	8/20/2044		468
GNMA II POOL #0MA2304	4.00%	10/20/2044		19
GNMA II POOL #0MA2755	4.00%	4/20/2045		19
GNMA II POOL #0MA2893	4.00%	6/20/2045		300
GNMA II POOL #0MA3106	4.00%	9/20/2045		422
GNMA II POOL #0MA3311	4.00%	12/20/2045		31
GNMA II POOL #0MA3377	4.00%	1/20/2046		122
GNMA II POOL #0MA5400	5.00%	8/20/2048		48
GNMA II POOL #0MA5080	5.00%	3/20/2048		278
GNMA II POOL #0MA5193	4.50%	5/20/2048		133
GNMA II POOL #0MA6221	4.50%	10/20/2049		162
GNMA II POOL #0MA5467	4.50%	9/20/2048		440
GNMA II POOL #0MA5597	5.00%	11/20/2048		340
GNMA II POOL #0MA5653	5.00%	12/20/2048		117
GNMA II POOL #0MA5711	4.50%	1/20/2049		850
GNMA II POOL #0MA5712	5.00%	1/20/2049		375
GNMA II POOL #0MA5818	4.50%	3/20/2049		36
GNMA II POOL #0MA5819	5.00%	3/20/2049		154
GNMA II POOL #0MA7137	3.00%	1/20/2051		237
GNMA II POOL #0MA6541	3.00%	3/20/2050		304
GNMA II POOL #0MA7768	3.00%	12/20/2051		1,229
GNMA II POOL #0MA8268	4.50%	9/20/2052		748
GNMA II POOL #0MA8347	4.50%	10/20/2052		2,276
GNMA II POOL #0MA8644	3.50%	2/20/2053		715
GNMA II POOL #0005280	4.00%	1/20/2042		92
GNMA II POOL #0004802	5.00%	9/20/2040		122
GNMA GTD REMIC P/T 21-135 A	2.00%	8/20/2051		745
HOME DEPOT INC/THE	3.90%	12/6/2028		176
INTERCONTINENTAL EXCHANGE INC	4.35%	6/15/2029		334
INTUIT INC	1.35%	7/15/2027		145
INTUIT INC	1.65%	7/15/2030		90

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
KIMBERLY-CLARK CORP	3.10%	3/26/2030		$48
LAM RESEARCH CORP	3.75%	3/15/2026		525
ELI LILLY & CO	3.38%	3/15/2029		120
LOCKHEED MARTIN CORP	5.25%	1/15/2033		237
MARS INC 144A	3.20%	4/1/2030		144
MARS INC 144A	4.80%	3/1/2030		281
MARS INC 144A	5.00%	3/1/2032		258
MARS INC 144A	5.20%	3/1/2035		335
MARSH & MCLENNAN COS INC	2.25%	11/15/2030		366
MASTERCARD INC	3.30%	3/26/2027		174
MIDAMERICAN ENERGY CO	3.65%	4/15/2029		198
MORGAN STANLEY CAPITAL HR2 A4	3.59%	12/15/2050		148
NESTLE CAPITAL CORP 144A	4.75%	3/12/2031		590
NUVEEN LLC 144A	4.00%	11/1/2028		325
PAYPAL HOLDINGS INC	3.90%	6/1/2027		175
PFIZER INC	3.45%	3/15/2029		494
PFIZER INC	2.63%	4/1/2030		94
PFIZER INC	1.70%	5/28/2030		340
PRINCIPAL FINANCIAL GROUP INC	2.13%	6/15/2030		251
* PRUDENTIAL FINANCIAL INC	3.88%	3/27/2028		260
PUBLIC SERVICE ELECTRIC AND GA	3.70%	5/1/2028		100
ROCK TRUST 2024-CN CNTR A 144A	5.39%	11/13/2041		514
SLG OFFICE TRUST 20 OVA A 144A	2.59%	7/15/2041		134
SANTANDER DRIVE AUTO RECE 1 A3	4.74%	1/16/2029		276
CHARLES SCHWAB CORP/THE	3.20%	3/2/2027		218
CHARLES SCHWAB CORP/THE	2.90%	3/3/2032		390
SOUTHERN CALIFORNIA EDISON CO	4.20%	3/1/2029		124
TOYOTA AUTO RECEIVABLES 2 B A3	4.71%	2/15/2028		295
TOYOTA AUTO LOAN EXT 1A A 144A	1.07%	2/27/2034		473
TRUIST BANK	2.25%	3/11/2030		229
UNITED PARCEL SERVICE INC	4.45%	4/1/2030		280
U S TREASURY BOND	4.00%	11/15/2052		3,101
U S TREASURY NOTE	3.50%	4/30/2030		666
U S TREASURY NOTE	4.13%	11/30/2029		10,922
U S TREASURY NOTE	4.25%	5/15/2035		4,891
UNITEDHEALTH GROUP INC	5.30%	2/15/2030		1,199
VOLKSWAGEN AUTO LOAN ENH 1 A2A	4.65%	11/22/2027		282
WALMART INC	3.70%	6/26/2028		150
WELLS FARGO & CO	3.00%	10/23/2026		834
WELLS FARGO COMMERCIAL C51 ASB	3.16%	6/15/2052		103
WELLS FARGO COMMERCIAL C58 A4	2.09%	7/15/2053		225
WELLS FARGO COMMERCIAL C59 A5	2.63%	4/15/2054		317
BANK 2025-BNK49 BNK49 A5	5.62%	3/15/2058		238

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
BBCMS MORTGAGE TRUST 20 C18 A5	5.71%	12/15/2055		$238
BBCMS MORTGAGE TRUST 20 C21 A5	6.00%	9/15/2056		660
BFLD COMMERCIAL MO 660F A 144A	5.25%	11/15/2042		301
BX TRUST 2025-ROIC ROIC A 144A	4.89%	3/15/2030		249
BX TRUST 2024-BIO BIO A 144A	5.39%	2/15/2041		274
BX TRUST 2024-PAT PAT A 144A	5.84%	3/15/2041		150
BX COMMERCIAL MORTG XL5 A 144A	5.14%	3/15/2041		135
BX 2024-BRVE BRVE A 144A	5.59%	4/15/2041		311
BLP 2024-IND2 A	5.09%	3/15/2041		236
BANK OF AMERICA CORP	4.27%	7/23/2029		226
BANK OF AMERICA CORP	1.90%	7/23/2031		315
BANK OF AMERICA CORP	2.30%	7/21/2032		215
BANK OF AMERICA CORP	4.57%	4/27/2033		175
BANK OF AMERICA CORP	5.08%	1/20/2027		200
BANK OF AMERICA CORP	5.20%	4/25/2029		451
* BANK OF NEW YORK MELLON CORP/T	5.32%	6/6/2036		301
BANK 2025-BNK50 BNK50 A5	5.65%	5/15/2068		159
BANK 2022-BNK40 BNK40 A4	3.39%	3/15/2064		328
BENCHMARK 2024-V8 MORTGA V8 A3	6.19%	7/15/2057		158
CITIGROUP INC	2.98%	11/5/2030		191
DURST COMMERCIAL MO 151 A 144A	5..15%	8/10/2042		255
FHLMC POOL #1B-1438	6.75%	1/1/2034		2
FHLMC POOL #1B-0118	6.66%	8/1/2031		3
FNMA GTD REMIC P/T 25-11 FB	4.87%	3/25/2055		276
FHLMC MULTICLASS MTG KF73 AS	4.67%	11/25/2029		85
FHLMC MULTICLASS MTG F108 AS	4.26%	2/25/2031		55
FHLMC MULTICLASS MTG 5502 FG	4.87%	2/25/2055		171
FHLMC MULTICLASS MTG K547 A2	4.42%	5/25/2030		304
FORD CREDIT AUTO OWNE 1 A 144A	4.87%	8/15/2036		333
GNMA II POOL #0MA0414	5.38%	9/20/2042		21
HUDSON YARDS 2025- SPRL A 144A	5.47%	1/13/2040		446
IRV TRUST 2025-200 200P A 144A	5.29%	3/14/2047		411
JPMORGAN CHASE & CO	3.51%	1/23/2029		322
JPMORGAN CHASE & CO	2.52%	4/22/2031		23
JPMORGAN CHASE & CO	2.96%	5/13/2031		94
JPMORGAN CHASE & CO	4.59%	4/26/2033		478
JPMORGAN CHASE & CO	5.57%	4/22/2036		321
KRE COMMERCIAL MOR AIP4 A 144A	5.05%	3/15/2042		300
MSWF COMMERCIAL MORTGAGE 2 A5	6.01%	12/15/2056		108
MORGAN STANLEY	3.62%	4/1/2031		170
MORGAN STANLEY	2.94%	1/21/2033		69
MORGAN STANLEY	5.05%	1/28/2027		828
MORGAN STANLEY	5.16%	4/20/2029		378

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2025
(Dollars in Thousands)

Identity of Issue	Interest Rate	Maturity Date	Number of Shares/Units	Current Value
MORGAN STANLEY	5.66%	4/17/2036		$116
STATE STREET CORP	4.16%	8/4/2033		206
TRUIST FINANCIAL CORP	6.05%	6/8/2027		60
US BANCORP	5.78%	6/12/2029		177
U S TREASURY BD CPN STRIP	—%	8/15/2031		177
U S TREASURY BD CPN STRIP	—%	2/15/2033		1,288
U S TREASURY BD CPN STRIP	—%	8/15/2033		424
U S TREASURY BD CPN STRIP	—%	11/15/2031		628
U S TREASURY BD CPN STRIP	—%	5/15/2032		972
* DREYFUS GOVT CM BOLD 6				1,959
* DREYFUS GOVT CM BOLD 6				9,968
Total Interest Income Fund at Fair Value				235,032

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contracts				1,429

Total Interest Income Fund at Contract Value				236,461

* Notes Receivable from Participants	4.25% - 10.50%			52,283

Total				$2,410,394

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Sabrina Sanders
Sabrina Sanders
Senior Vice President, Chief Accounting Officer and Controller
Date: June 22, 2026

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm